Christopher P. Davis E-Mail: cdavis@kkwc.com Direct Dial: 212.880.9865

April 13, 2021
VIA EMAIL AND EDGAR

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3628

Re:	Adverum Biotechnologies, Inc. (the “Company”) PREC14A preliminary proxy statement filing made on Schedule 14A Filed on April 7, 2021, by The Sonic Fund II, L.P. et al. File No. 001-36579

Dear Mr. Panos:

We acknowledge receipt of the letter of comment dated April 12, 2021 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) with regard to the above-referenced matter. We have discussed the Comment Letter with The Sonic Fund II, L.P. and the other participants named in the Proxy Statement (collectively, “Sonic”) as necessary and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”). To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Preliminary Proxy Statement filed on April 7, 2021
General
1.
Section 14(a), by its terms, applies to “any person” who solicits or “permit[s] the use of his name to solicit any proxy or consent…” and requires such persons to comply with Regulation 14A. Please advise us, with a view toward revised disclosure, why the cover page of Schedule 14A does not identify you as a person filing the proxy statement. On the basis of your service as general partner of Sonic Fund II alone, it appears you may be a participant as determined under Instruction 3 to Item 4 of Schedule 14A. We also note that the narrative within the proxy statement characterizes you as a participant when the term is defined for purposes of this proxy statement. Refer to Rule 14a-101 of Regulation 14A.

Sonic acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested revision. Please see PDF page 1 to the Proxy Statement.
Kleinberg, Kaplan, Wolff & Cohen, P.C. | 500 Fifth Avenue, NY 10010 | 212.986.6000 | kkwc.com

Nicholas P. Panos April 13, 2021 Page 2
2.
Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants will subsequently provide any omitted information in a supplement in order to mitigate that risk.

Sonic does not presently anticipate distributing the Proxy Statement before the Company distributes its proxy statement. However, if Sonic does choose to distribute the Proxy Statement prior to the Company’s distribution of its proxy statement, Sonic will inform the Staff of its decision. Sonic understands the requirements surrounding such early distribution and will comply with all such requirements, including subsequent provision of any omitted information in a supplement.
Background to the Solicitation

3.	The chronology begins with an entry dated March 15, 2021. Please advise us, with a view toward revised disclosure, how this date was selected as the first materially relevant date.

At various times in the last several years, Sonic and the Company have had contact. Sonic believes that those contacts were in the normal course of interaction between a meaningful stockholder and the Company. Sonic does not believe that those are contacts directly underlying the present solicitation. Sonic believes the first contact logically and meaningfully tied to the present solicitation occurred on March 15, 2021. We have revised certain disclosure in the “Background to the Solicitation” section of the Proxy Statement to clarify this point. Please see PDF page 9 of the Proxy Statement.
Proposal No. 1 | Election of Directors
4.
The participants explain a vote to elect their nominees “will have the legal effect of replacing up to three incumbent directors, and filling two additional vacancies on the Board.” Given the registrant’s representation that only three director seats will be available, please also revise to state, if true, that any dispute regarding the number of director seats available will be settled in a court of competent jurisdiction. To further obviate the risk security holders may believe voting for all five director candidates could unequivocally result in the maximum of all five nominees being elected, please include clarifying disclosure explaining as few as three of the participants’ five nominees may be elected at the annual meeting even if all five director candidates receive sufficient shareholder support for their election.

Sonic acknowledges the Staff’s comment and has revised the Proxy Statement to include disclosure that we believe to be responsive to the Staff’s concerns. Please see PDF page 15 of the Proxy Statement.

Nicholas P. Panos April 13, 2021 Page 3
5.
The statement explaining that if all of its nominees are elected, “such Nominees will represent a minority of the [ ] Board and there can be no assurance that any actions or changes proposed by our Nominees will be adopted or supported by the full Board” appears to be in need of further qualification. If the instant counter-solicitation is successful, and three of Sonic’s nominees join two current members of the Board that Sonic has previously designated, the newly-constituted Board would then be comprised of five of nine directors. Given that potential election outcome, a majority of directors not nominated by the registrant will have originated through Sonic’s proactive involvement. Please revise or advise.

Sonic has revised its disclosure to remove the assertion that, if all of our nominees are elected, they would represent a minority of the Board. Please see PDF page 15 of the Proxy Statement.
Solicitation of Proxies
6.
Please refer to the following representation: “…through the date hereof, its expenses in connection with this solicitation are approximately…” This formulation suggests that the expenses could be limited to a single entity, such as Saratoga. Please be advised that Item 4(b) of Schedule 14A requires disclosure of all expenses incidental to the conduct of the solicitation, including fees for attorneys, incurred by the participants. Please remove the potential implication that the proxy solicitor expenses have been limited to only the planned reporting of solicitation expenses. See Instruction 1 to Item 4(b) of Schedule 14A.

Sonic acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested disclosure. Please see PDF page 22 of the Proxy Statement.
Additional Participant Information
7.
The disclosure indicates that “[e]ach Participant in this solicitation is a member of a ‘group’ with the other Participants for the purposes of Section 13(d)(3)…” The amendment to Schedule 13D filed by certain participants on April 9, 2021, however, did not include all of the participants as joint filers. Please revise the preliminary proxy statement to reconcile this inconsistency. For example, the reference to “each participant” should be qualified to indicate, if true, that the participants believe that only the participants who are beneficial owners may be considered members of a group as determined under Section 13(d)(3).

Sonic acknowledges the Staff’s comment and has revised the Proxy Statement to include the requested disclosure. Please see PDF page 22 of the Proxy Statement.

Nicholas P. Panos April 13, 2021 Page 4
Form of Proxy
8.
Please refer to the following representation appearing in bold typeface: “If no direction is indicated with respect to the proposals on the reverse, this proxy will be voted…” At present, the disclosure only implies that proxies will be voted by identifying the contingency to which the proxy holders will be subject to voting in accordance with their stated preference. Please revise to explicitly provide, subject to reasonable specified conditions, that the shares represented by the proxy will be voted and that where the person solicited specifies a choice, the proxy will be voted in accordance with the specifications so made. See Rule 14a-4(e) of Regulation 14A.

Sonic respectfully requests that the Staff review again the disclosure immediately preceding the disclosure identified above by the Staff, where Sonic states that:
“If properly executed, this Proxy will be voted as directed on the reverse and in their discretion with respect to any other matters as may properly come before the Annual Meeting that are unknown to The Sonic Fund II, L.P. (“Sonic”) a reasonable time before this solicitation.”
We believe that this disclosure is responsive to the Staff’s comment set forth in this Item 8. Please see PDF page 33 of the Proxy Statement.
*            *            *
The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Christopher P. Davis

Christopher P. Davis

cc:            Alexander E. Shiekman